                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                         (Amendment No.            )*
                                       ------------

                         SatCon Technology Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   803893106
                       --------------------------------
                                (CUSIP Number)



Anthony J. Villiotti, Duquesne Enterprises, Inc., One NorthShore Center, Suite
                  100, Pittsburgh, PA  15212  (412) 231-3786
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 May 28, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject lass of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.  803893106                               Page      2  of      7  Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Duquesne Enterprises, Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]

                                                                        (b) [ ]


3  SEC USE ONLY


4  SOURCE OF FUNDS*
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                       [ ]


6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Pennsylvania

                   7  SOLE VOTING POWER
 NUMBER OF               798,138
  SHARES
BENEFICIALLY       8  SHARED VOTING POWER
 OWNED BY                0
  EACH
REPORTING          9  SOLE DISPOSITIVE POWER
 PERSON                  798,138
  WITH
                  10  SHARED DISPOSITIVE POWER
                         0


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    798,138

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    9.2%

14 TYPE OF REPORTING PERSON*
    CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7.

Item 1.   Security and Issuer

          The title and class of equity securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of SatCon Technology Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 161 First Street, Cambridge, Massachusetts 02142.


Item 2.   Identity and Background

          This statement is filed by Duquesne Enterprises, Inc., a Pennsylvania corporation ("DE") principally involved in making strategic investments beneficial to the core energy business of its parent, DQE, Inc. ("DQE"). DE's principal executive offices are located at One NorthShore Center, 12 Federal Street, Suite 100, Pittsburgh, Pennsylvania 15212.

          DE is a wholly-owned subsidiary of DQE, a Pennsylvania corporation. DQE is a public utility holding company exempt from registration under the Public Utility Holding Company Act of 1935, as amended from time to time, pursuant to Section 3(a)(1) thereof. DQE's principal executive offices are located at Cherrington Corporate Center, Suite 100, 500 Cherrington Parkway, Coraopolis, Pennsylvania 15108.

          The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of DE and DQE are set forth in Schedule 1 hereto, and are incorporated by reference herein.

          During the last five years, none of DE, nor, to the best of DE's knowledge, DQE or any of DE's or DQE's executive officers and directors has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration

          DE purchased the 798,138 shares of Common Stock with funds obtained from the working capital of DE. The aggregate purchase price for the Common Stock was $5,000,000.


Item 4.   Purpose of Transaction

          DE acquired the shares of Common Stock as a long-term investment in the Issuer and as part of the formation of a strategic partnership with the Issuer to commercialize flywheel energy storage system technology for stationary power applications. DE does not presently intend to acquire control over the Issuer. To the knowledge of DE, none of DQE nor any of DE's or DQE's executive officers or directors presently intends to acquire control over the Issuer. However, if DE believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, DE may acquire additional shares of the Common Stock or other securities of the Issuer. Similarly, subject to applicable law, and depending upon market and other factors, DE may from time to time determine to dispose of some or all of the Common Stock.

          DE purchased the Common Stock pursuant to the terms of a Securities Purchase Agreement, dated as of May 28, 1997 (the "Purchase agreement"), among the Issuer, Beacon Power Corporation, a newly-formed subsidiary of the Issuer ("BPC") and DE. Pursuant to the Purchase Agreement, the Issuer will invest the $5,000,000 purchase price paid by DE for the Common Stock toward the establishment of BPC, which will manufacture and distribute the Issuer's flywheel energy storage system. DE will actively participate in developing new business for such systems and shall distribute the Issuer's energy products in seven mid-Atlantic states and the District of Columbia. So long as DE owns at least 5% of the Issuer's outstanding Common Stock, DE will have the power to nominate one member of the Issuer's seven-member board of directors.

          DE has received a warrant (the "Warrant"), exercisable for up to 500,000 shares of BPC common stock at a purchase price of $6.00 per share. The Warrant terminates on May 28, 1999. So long as DE owns at least 50% of the Issuer's Common Stock acquired under the Purchase Agreement or 50% of the BPC common stock that may be acquired under the Warrant, DE will have the power to nominate one member of BPC's seven-member board of directors. In addition, if the Warrant is exercised, DE shall be entitled to participate on the same terms and conditions, including price, as the other participants in any private offering of equity securities of BPC to the extent necessary to permit DE to own a total of 20% of the voting securities of BPC (including all shares acquired upon exercise of the Warrant, and assuming the Warrant is exercised in full).

          The foregoing summaries of certain provisions of the Purchase Agreement and the Warrant are not intended to be complete and are qualified in their entirety by reference to the copies thereof filed as exhibits hereto.

          Except as described above, DE has no plans or proposals which relate to or would result in the occurrence of any of the transactions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer

          (a) To the knowledge of DE, the Issuer has outstanding 8,706,213 shares of Common Stock, of which DE owns 798,138 shares ( approximately 9.2%). To the knowledge of DE, none of DQE nor any of DE's or DQE's executive officers or directors have any interest in, power to vote or direct the vote of, or power to dispose or direct the disposition of any shares of Common Stock.

          (b) DE has the sole power to vote and the sole power to dispose of all 798,138 shares of Common Stock described in (a) above.

          (c) Other than the transactions described above, DE has not entered into any transaction regarding the securities of the Issuer during the last 60 days. To the knowledge of DE, none of DQE nor any of DE's or DQE's executive officers and directors have entered into any transaction regarding the securities of the Issuer during the last 60 days.

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer

          DE, the Issuer and BPC are parties to a Registration Rights Agreement, dated May 28, 1997, pursuant to which DE has one-time demand registration rights with respect to the shares of Common Stock purchased under the Purchase Agreement, and "piggy-back" registration rights with respect to shares of BPC common stock which may be acquired under the Warrant. The Issuer or BPC, as the case may be, shall pay all expenses of any registration effected pursuant to the Registration Rights Agreement, other than underwriting discounts and commissions.

          The foregoing summary of certain provisions of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the copy thereof filed as an exhibit hereto.


Item 7.   Material to be Filed as Exhibits

Schedule 1 Information regarding DE's and DQE's executive officers and directors

Exhibit A   Securities Purchase Agreement, dated as of May 28, 1997, among the
            Issuer, BPC and DE

Exhibit B   Registration Rights Agreement, dated May 28, 1997, among the Issuer,
            BPC and DE

Exhibit C   Warrant for 500,000 shares of BPC common stock, in favor of DE


Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 6, 1997                   DUQUESNE ENTERPRISES, INC.



                                      By    /s/ Anthony J. Villiotti
                                        ----------------------------
                                      Name:  Anthony J. Villiotti
                                      Title:  Vice President

                                   SCHEDULE 1
     Information Regarding DE's and DQE's Executive Officers and Directors


          Set forth below are the names and position of the executive officers and directors of DE and DQE. Unless otherwise specified, each person is a citizen of the United States of America. Unless otherwise specified, the principal business address for each person is 411 Seventh Avenue, Pittsburgh, Pennsylvania 15219.

Name        Principal Occupation or Employment and Business Address (if other
----        than as indicated above)
            ------------------------------------------------------------------

DE EXECUTIVE OFFICERS:

 Thomas A. Hurkmans    President; One NorthShore Center, 12 Federal Street,
                       Suite 100, Pittsburgh, Pennsylvania 15212

 Anthony J. Villiotti  Vice President, Treasurer and Controller; One NorthShore
                       Center, 12 Federal Street, Suite 100, Pittsburgh, Pennsylvania 15212

 Diane S. Eismont      Secretary of DE; Corporate Secretary of DQE; Corporate
                       Secretary and Assistant General Counsel of Duquesne Light
                       Company


DE DIRECTORS:

 David D. Marshall     President and Chief Executive Officer of DQE and Duquesne
                       Light  Company

 Gary L. Schwass       Executive Vice President and Chief Financial Officer of
                       DQE; Senior Vice President and Chief Financial Officer of
                       Duquesne Light Company

 James D. Mitchell     Vice President of DQE



DQE EXECUTIVE OFFICERS:

 David D. Marshall     President and Chief Executive Officer of DQE and Duquesne
                       Light  Company

 Gary L. Schwass       Executive Vice President and Chief Financial Officer of
                       DQE; Senior Vice President and Chief Financial Officer of
                       Duquesne Light Company

 Victor A. Roque       Vice President and General Counsel of DQE and Duquesne
                       Light Company

 James D. Mitchell     Vice President of DQE

 Jack E. Saxer, Jr.    Vice President of DQE and Assistant Vice President of
                       Duquesne Light Company

 Morgan K. O'Brien     Controller of DQE and Duquesne Light Company

 Donald J. Clayton     Treasurer of DQE and Duquesne Light Company



DQE DIRECTORS:

 Daniel Berg           Institute Professor and Acting Director, Services
                       Research and Education Center, of Rensselaer Polytechnic
                       Institute.
                       CII-05015 Troy, New York 12180-3590

 Doreen E. Boyce       President of the Buhl Foundation (Support of educational
                       and community programs)
                       Four Gateway Center
                       Pittsburgh, Pennsylvania 15222

 Robert P. Bozzone     Vice Chairman of Allegheny Teledyne, Inc. (specialty
                       metals production)
                       1000 Six PPG Place
                       Pittsburgh, Pennsylvania 15222

 Sigo Falk             Personal Investments
                       3315 Grant Building
                       Pittsburgh, Pennsylvania 15219

 William Knoell        Retired
                       9 Twickenham
                       Hilton Head Island, South Carolina 29928

 David D. Marshall     President and Chief Executive Officer of DQE and Duquesne
                       Light Company

 Robert Mehrabian      President Emeritus and Professor of Materials Science and
                       Engineering,
                       Carnegie Mellon University
                       5000 Forbes Avenue
                       Pittsburgh, Pennsylvania 15213

 Thomas J. Murrin      Dean, A.J. Palumbo School of Business Administration of
                       Duquesne University
                       405 Rockwell Hall
                       Pittsburgh, Pennsylvania 15282

 Eric W. Springer      Partner of Horty, Springer & Mattern, P.C. (attorneys-
                       at-law)
                       4614 Fifth Avenue
                       Pittsburgh, Pennsylvania 15213

                                   Exhibit A
                                   ---------


                         SECURITIES PURCHASE AGREEMENT
                         -----------------------------



     THIS SECURITIES PURCHASE AGREEMENT ("Agreement") dated as of the 28th day of May, 1997, is entered into by and among SatCon Technology Corporation, a Delaware corporation (the "Company"), Beacon Power Corporation, a Delaware corporation ("BPC"), and Duquesne Enterprises, a Pennsylvania corporation (the "Purchaser").

                                  WITNESSETH:

     WHEREAS, the Company is in need of capital in order to develop BPC and, subject to the fulfillment of the terms and conditions set forth herein, the Purchaser is willing to provide such capital by purchasing shares of the Company's common stock, $.01 par value per share ("Common Stock"), at a purchase price determined in accordance with the terms set forth herein, in connection with which BPC shall issue to the Company and the Company shall transfer to the Purchaser a warrant substantially in the form attached hereto as Exhibit A (the
                                                                 ---------
"Warrant").

     NOW THEREFORE, intending to be legally bound hereby, the parties hereto agree as follows:


I.  Preambles; Purchase and Sale; Issuance of Warrant; Closing; Termination of
    --------------------------------------------------------------------------
    Agreement.
    ---------

     1.1  Preambles.  The preambles are incorporated herein as fully as if set
          ---------
forth herein.

     1.2  Purchase and Sale; Issuance of Warrant.  Subject to the terms and
          --------------------------------------
conditions set forth in this Agreement, on the Closing Date (as hereinafter defined): (a) the Purchaser shall purchase from the Company and the Company shall issue, sell and deliver to the Purchaser the number of shares of Common Stock which shall be equal to $5,000,000 divided by the average last sales price for shares of the Common Stock as reported on the Nasdaq National Market on the 30 trading days immediately prior to the earlier of (i) the fifth trading day prior to the Closing (as hereinafter defined) under this Agreement, or (ii) the public announcement of the transactions contemplated by this Agreement, and (b) the Company shall deliver to the Purchaser the Warrant previously issued to the Company by BPC.

     1.3  Closing.  The consummation of the transactions referred to in Section
          -------
1.2 shall constitute the closing (the "Closing"). The date on which the Closing takes place is referred to herein as the "Closing Date". The Closing shall take place at the offices of Klett Lieber Rooney & Schorling, a Professional Corporation, One Oxford Centre, Pittsburgh, Pennsylvania 15219, on or before May 31, 1997, or at such other place and time or on such other date as the Purchaser and the Company may agree.

     1.4  Termination of Agreement.  In the event that the Closing of the
          ------------------------
transactions contemplated hereby are not consummated on or before May 31, 1997 for any reason whatsoever, including without limitation, the fulfillment of the condition set forth in Section 5.12 (unless this Agreement is extended by the mutual written agreement of the Company and the Purchaser), this Agreement shall automatically and without further action on the part of any party hereto, be deemed terminated and neither the Company or BPC nor the Purchaser shall have any further liability or obligation whatsoever under this Agreement or otherwise in connection with the transactions contemplated hereby.


     II.  Representations and Warranties of the Company and BPC.
          -----------------------------------------------------

     Subject to and except as disclosed by the Company or BPC on Schedule I, the
                                                                 ----------
Company and BPC hereby represent and warrant to the Purchaser as follows:

     2.1  Organization and Good Standing.  Each of the Company and BPC is a
          ------------------------------
corporation validly existing and in good standing under the laws of the State of Delaware. Each of the Company and BPC has all requisite corporate power and authority and holds all material licenses, permits and other required authorizations from governmental authorities necessary to own its respective properties and assets and to conduct its respective businesses as presently conducted, except where the failure to have any licenses, permits or authorizations does not have a material adverse effect upon the operations or financial conditions of the Company and BPC. Each of the Company and BPC is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on the operations or financial condition of the Company or BPC, as the case may be. True and complete copies of the Company's and BPC's Certificates of Incorporation, and bylaws, as presently in effect, have been delivered to counsel for the Purchaser.

     2.2  Capitalization.
          --------------

     (a) At the date hereof, the Company's authorized capital stock consists of 1,000,000 shares of preferred stock, $.01 par value per share, of which no shares are issued and outstanding, and 15,000,000 shares of Common Stock, $.01 par value per share, of which 7,908,075 shares are issued and outstanding. All of the issued and outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and were issued in compliance with all applicable state and federal laws concerning the issuance of securities.

     (b) At the date hereof, BPC's authorized capital stock consists of 1,000,000 shares of preferred stock, $.01 par value per share ("BPC Preferred Stock"), of which 1,000,000 shares are issued and outstanding and owned by the Company, and 5,000,000 shares of common stock, $.01 par value per share ("BPC Common Stock"), of which 1,000,000 shares are reserved for issuance upon conversion of the BPC Preferred Stock and 500,000 shares are reserved for issuance upon exercise of the Warrant. All of the issued and outstanding shares of BPC Preferred Stock have been duly authorized and validly issued and are fully paid and nonassessable and were issued in compliance with all applicable state and federal laws concerning the issuance of securities. As of the date hereof, BPC is a wholly-owned subsidiary of the Company.

     (c) The shares of Common Stock which are being issued and sold hereunder have been duly and validly authorized and, when issued, sold and delivered in accordance with the terms hereof for the consideration provided for herein, will be validly issued, fully paid and nonassessable and will not be subject to any lien, encumbrance or restriction in favor of the Company except for restrictions upon transfer imposed by this Agreement or federal and state securities laws. The shares of BPC Common Stock issuable upon exercise of the Warrant have been duly and validly authorized and, upon exercise of the Warrant and payment of the exercise price, will be validly issued, fully paid and nonassessable and will not be subject to any lien, encumbrance or restriction in favor of BPC except for restrictions upon transfer imposed by federal and state securities laws. No further approval or authorization of the stockholders or the directors of the Company or BPC is required for the issuance and sale of the Common Stock as contemplated herein, the issuance of the Warrant or the issuance of shares of BPC Common Stock upon exercise of the Warrant. BPC shall, at all times during the term of the Warrant, reserve and keep available out of its authorized but unissued shares of BPC Common Stock, solely for the purpose of effecting the exercise of the Warrant, such number of shares of BPC Common Stock as shall from time to time be sufficient to effect the exercise of the Warrant.

     (d) Except for (i) the Common Stock to be issued pursuant to this Agreement, (ii) the shares of BPC Common Stock reserved for issuance upon exercise of the Warrant, (iii) shares of Common Stock reserved for issuance to employees, directors or consultants of or to the Company upon exercise of options granted pursuant to the Company's stock option plans in effect on the Closing Date (the "SOPs"), (iv) 3,000,000 shares of BPC Common Stock to be issued to the Company, and (v) except as otherwise provided in this Agreement, including Schedule I and the Exhibits hereto, (A) no subscription, warrant,
          ----------
option, convertible security or other right (contingent or otherwise) to purchase or acquire any securities of the Company or BPC is authorized or outstanding, (B) neither the Company nor BPC has any obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any of its respective securities or to pay any dividends or make any other distributions in respect thereof, (C) no person or entity is entitled to any preemptive or similar right with respect to the issuance of any securities of the Company or BPC, and (D) no person or entity has any rights to require the registration of any securities of the Company or BPC under the Securities Act of 1933, as amended (the "Securities Act").

     (e) Except for BPC, K&D MagMotor Corp. and SatCon Film Microelectronics, Inc., the Company has no subsidiaries and does not own or control, directly or indirectly, any other corporation, association or business entity.

     2.3  Authorization, Validity and Enforceability.  Each of the Company and
          ------------------------------------------
BPC has all requisite corporate power and authority to enter into this Agreement and to carry out the transactions contemplated hereby. The execution, delivery and performance by the Company and BPC of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action. The execution and delivery of this Agreement, including the Exhibits hereto, the issuance of the Common Stock by the Company, the issuance of the Warrant by BPC and the issuance of the shares of BPC Common Stock upon exercise of the Warrant, will not violate any material provision of law applicable to the Company or BPC and will not conflict with, or result in a breach of any of the terms of, or constitute a default under, the Company's or BPC's respective Certificate of Incorporation, bylaws or any material agreement, instrument or other restriction to which the Company or BPC, as the case may be, is a party or by which the Company, BPC or any of their respective properties or assets is bound, except, in each case, for such violations, conflicts, breaches or defaults that do not have a material adverse effect upon the Company's or BPC's operations or financial conditions. This Agreement and the Exhibits hereto, when executed, will constitute the legal, valid and binding obligations of the Company and BPC, enforceable against the Company and BPC in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     2.4  Government Consents, Etc.  Except as disclosed on Schedule I, no
          ------------------------                          ----------
consent, approval or authorization of, or declaration, registration or filing with, any person, entity or governmental authority on the part of the Company or BPC is required on or prior to the Closing Date for the valid execution, delivery and performance of this Agreement, including the Exhibits hereto, or the valid consummation of the transactions contemplated hereby, except for filings and registrations pursuant to federal and state securities laws, and filings with the National

Association of Securities Dealers, Inc., if any, which filings and registrations have been or will be made in a timely manner.

     2.5  Securities Laws.  Subject to the accuracy of the Purchaser's
          ---------------
representations and warranties set forth in Article III hereof, the offer, sale and issuance of the Common Stock and the Warrant, as provided in this Agreement, is and is intended to be: (i) exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof or Regulation D promulgated thereunder, and (ii) exempt from the registration or qualification requirements of applicable state securities laws.

     2.6  No Defaults in Agreements.  Except as disclosed on Schedule I, neither
          -------------------------                          ----------
the Company nor BPC is in violation of its Certificate of Incorporation or its bylaws, nor is the Company or BPC in default in the performance or observance of any obligation, agreement, covenant or condition contained in any material contract, indenture, mortgage, loan agreement, lease, note, or other instrument to which it is a party or by which it may be bound, the effect of which, upon default or upon the passage of time, would have a material adverse effect on the operations or financial conditions of the Company or BPC, as the case may be.

     2.7  Material Transactions.  Except as disclosed on Schedule I, neither the
          ---------------------                          ----------
Company nor BPC has during the past 12 months (i) borrowed any funds or incurred or become subject to any material obligations or liabilities (absolute or contingent), except as incurred in the ordinary course of business, (ii) discharged or satisfied any material lien or encumbrance or paid any obligation or liability (absolute or contingent) other than current liabilities in the ordinary course of business and obligations incurred in the ordinary course of business referred to in clause (i) above, (iii) entered into any agreements or arrangements granting any rights to purchase all or substantially all of the assets of the Company or BPC, or providing for the merger or consolidation of the Company or BPC into or with another corporation, or sold any substantial product line, or (iv) suffered any material losses, or cancelled any debts or claims outside of the ordinary course of business.

     2.8  Litigation.  Except as disclosed on Schedule I, there is no action or
          ----------                          ----------
proceeding at law or in equity pending
against the Company or BPC or any of their respective properties before any court or governmental commission, foreign or domestic; and, except as disclosed on Schedule I, there is no such proceeding pending in arbitration or before any
   ----------
administrative agency.  Except as disclosed on Schedule I, there is no judgment,
                                               ----------
consent decree, injunction, rule or other judicial or administrative order outstanding against the Company or BPC.

     2.9  Compliance.  To the best of the Company's and BPC's knowledge, each of
          ----------
the Company and BPC has complied in all material respects with all laws, regulations and orders, foreign or domestic, applicable to its respective business, and the uses by the Company and BPC of its respective properties, and the conduct by the Company and BPC of its respective business does not in any material respect violate any laws, regulations or orders, except for such violations and non-compliance that the Company does not reasonably expect to have a materially adverse affect on its financial condition.

     2.10  Intellectual Properties.  Set forth on Schedule I is a true and
           -----------------------                ----------
complete list of all material patents, trademarks, service marks, trade names, copyrights, licenses and proprietary rights owned, licensed or used by the Company and BPC. Each of the Company and BPC owns or possesses, or can obtain by payment of royalties in amounts which, in the aggregate, do not adversely affect the business and the prospects of the Company and BPC, all of the patents, trademarks, service marks, trade names, copyrights, proprietary rights, trade secrets, and licenses or rights to the foregoing, necessary for the conduct of the business of the Company and BPC as currently conducted. To the best of the Company's and BPC's knowledge, the business of each of the Company and BPC does not cause the Company or BPC to infringe or violate any of the patents, trademarks, service marks, trade names, copyrights, licenses or proprietary rights of any person or entity.

     2.11  Environmental.  The Company and BPC, the operation of their
           -------------
respective businesses, and all real property that the Company and BPC own, lease or otherwise occupy or use (the "Premises") are in material compliance with all applicable Environmental Laws (as hereinafter defined) and orders or directives of any governmental authorities having jurisdiction under such Environmental Laws, except for such non-compliance that the Company does not reasonably expect to have a material adverse effect upon its operations or financial condition. Neither the Company nor BPC has received any citation, directive, letter or other communication, whether written or oral, or any notice of any proceeding, claim or lawsuit, from any person arising out of the ownership or occupation of the Premises, or the conduct of its respective operations, and neither the Company nor BPC is aware of any basis therefor. For the purposes of this Agreement, the term "Environmental Laws" shall mean any federal, state or local law or ordinance or regulation pertaining to the protection of human health or the environment, including without limitation, the Comprehensive Environmental Response Compensation and Liability Act, the Emergency Planning and Community Right-to-Know Act and the Resource Conservation and Recovery Act.

     2.12  Disclosure.  The Company has provided the Purchaser with copies of
           ----------
its Annual Report on Form 10-K for the fiscal year ended September 30, 1996, its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1996 and March 31, 1997, its proxy statement for the Company's 1997 annual meeting of stockholders and any Form 8-K filed with the Securities and Exchange Commission (the "Commission") since September 30, 1996 (collectively, the "Disclosure Documents"). The Disclosure Documents, as of their respective dates, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statement therein, in light of the circumstances under which it was made, not misleading. Since the filing of the most recent Disclosure Document with the Commission, no event or development has occurred which requires the Company to amend or supplement any Disclosure Document or to file a current report on Form 8-K. The audited and unaudited financial statements included in the Disclosure Documents have been prepared in accordance with generally accepted accounting principles applied on a consistent basis.

     2.13  Survival of Representations and Warranties.  The representations and
           ------------------------------------------
warranties of the Company and BPC contained herein shall survive the execution and delivery of this Agreement and the issuance of the Common Stock and the Warrant, but shall terminate on the one year anniversary of the Closing Date.

     III.  Representations and Warranties of the Purchaser.
           -----------------------------------------------

     The Purchaser hereby represents and warrants to the Company and BPC as follows:

     3.1  Organization; Good Standing.  The Purchaser is duly organized, validly
          ---------------------------
existing and in good standing under the laws of the Commonwealth of Pennsylvania, and has all requisite power and authority to carry on its business as now conducted.

     3.2  Authorization; Validity and Enforceability.  All action, corporate or
          ------------------------------------------
otherwise, on the part of the Purchaser necessary for the authorization, execution and delivery of this Agreement and the performance of all obligations of the Purchaser hereunder, has been taken or will be taken prior to the Closing Date. The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized and approved by all necessary corporate action, and this Agreement and the Exhibits hereto, when executed, constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). The execution and delivery of this Agreement, including the Exhibits hereto, will not violate any material provision of law and will not conflict with, or result in a breach of any of the terms of, or constitute a default under, the charter, bylaws or other organizational documents of the Purchaser, or any material agreement, instrument or other restriction to which the Purchaser is a party or by which the Purchaser is bound.

     3.3  Purchase for Investment.  The Purchaser represents that it is
          -----------------------
purchasing and acquiring the Common Stock and the Warrant for its own account for investment and not with a view to the resale or distribution, in whole or in part, in violation of the Securities Act or applicable state securities law.

     3.4  Access to Information.  The Purchaser has had access during the course
          ---------------------
of this transaction and prior to the acquisition of the Common Stock and the Warrant, to such information relating to the Company and BPC as it has desired, and has been given the opportunity to ask questions of, and receive answers from, the Company and BPC and their respective representatives concerning the Company and BPC and the terms and conditions of the issuance of the Common Stock and the Warrant, and to obtain any additional information which the Company and BPC possess or can reasonably obtain which is necessary to verify the accuracy of the information furnished to the Purchaser.

     3.5  Restrictions on Transfer.  The Purchaser understands that (i) the
          ------------------------
Common Stock, the Warrant and the BPC Common Stock issuable upon exercise of the Warrant (collectively, the "Securities"), have not been registered under the Securities Act by reason of their issuance in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof or Regulation D promulgated under the Securities Act, (ii) the Securities must be held indefinitely unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration, (iii) certificates evidencing the Securities will bear a legend to such effect and to the effect that the Securities are subject to this Agreement, and (iv) the Company and BPC will make a notation on their respective transfer books to such effect.

     3.6  Accredited Investor.  The Purchaser represents and warrants that it is
          -------------------
an "accredited investor" within the definition set forth in Rule 501(a) of Regulation D promulgated under the Securities Act. The Purchaser represents and warrants that it has a sufficient net worth to bear the loss of the entire investment should such loss occur.

     3.7  Survival.  The representations and warranties of the Purchaser
          --------
contained herein shall survive the execution and delivery of this Agreement and the acquisition of the Common Stock and the Warrant, but shall terminate on the one year anniversary of the Closing Date.


     IV.  Covenants and Agreements of the Company and BPC.
          -----------------------------------------------

     4.1  Access to Information and Staff.  The Purchaser and any authorized
          -------------------------------
representatives thereof shall have access to information regarding BPC, its products and the marketplace for such products, including without limitation, access to visit the properties of BPC, and to discuss its business with its employees, management and staff; provided, however, that at BPC's request as a condition to such access, the Purchaser and its authorized representatives shall execute a non-disclosure and non-use agreement in form and substance agreed upon by the Purchaser and BPC; and provided further that the Purchaser shall not be entitled to such access at any time that BPC is registered under the Securities Exchange Act of 1934.

     4.2  Restrictions On Equity Sales.  So long as the Purchaser is the owner
          ----------------------------
of at least (i) 50% of the shares of Common Stock acquired pursuant to this Agreement, or (ii) 50% of the total number of shares of BPC Common Stock that may be acquired pursuant to the Warrant, prior to the five year anniversary of the Closing Date, BPC shall not issue or sell any equity securities of BPC in any private securities transaction to any domestic entity or any of its parent, subsidiaries or affiliates, which derived during its most recently completed fiscal year revenues of $10,000,000 or more from the distribution of electricity or natural gas, without the prior written consent of the Purchaser.

     4.3  Use of Proceeds.  The entire $5,000,000 purchase price delivered by
          ---------------
the Purchaser to the Company pursuant to Article I hereof shall be used solely for the acquisition by the Company of 3,000,000 shares of BPC Common Stock.
BPC covenants and agrees that all of the purchase price paid by the Company for the aforestated shares shall be used for the purpose of developing and conducting BPC's business, which shall include the development, manufacture and marketing of flywheel energy storage systems for use in energy storage applications. Except as provided on Schedule 4.3, BPC further covenants and
                                     ------------
agrees that no part of the aforestated purchase price shall be used to repay the Company for any funds expended by the Company on behalf of BPC prior to the Closing without the prior written consent of the Purchaser. The Purchaser acknowledges and agrees that Schedule 4.3 shall include, without limitation, the
                             ------------
reasonable expenses incurred by the Company from May 1, 1997 to May 31, 1997 in connection with activities undertaken by the Company for or on behalf of BPC, excluding any expenses related to the consummation of the transactions contemplated by this Agreement. The Company and BPC also covenant and agree that no portion of the purchase price paid by the Purchaser shall be used to pay broker's fees or commissions or similar payments of any kind whatsoever.

     4.4  Protective Provisions.  The Company and BPC covenant and agree that so
          ---------------------
long as the Purchaser is the owner of at least 50% of the shares of the Company's Common Stock acquired pursuant to this Agreement, neither the Company nor BPC shall, without the prior written consent of the Purchaser:

     (a) Make any material change in the principal business activity of BPC as currently contemplated to be conducted; or

     (b) Enter into any license, arrangement or agreement pursuant to which the Company grants rights in or to intellectual property of the Company or BPC relating to flywheel technology to a competitor of BPC.

     The provisions of this Section 4.4 shall terminate effective upon the closing of BPC's initial public offering pursuant to a registration statement under the Securities Act of 1933, as amended.

     4.5  Company Board of Directors.
          --------------------------

     (a) The Company covenants and agrees that immediately following the Closing, the Company shall propose to the nominating committee of its Board of Directors the nomination and appointment to the Company's Board of Directors of one of the two nominees designated by the Purchaser (the "Purchaser Representative"). Thereafter, so long as the Purchaser is the owner of at least 5% of the Company's issued and outstanding Common Stock, the Company covenants and agrees that it shall, at each meeting of the stockholders of the Company at which the Purchaser Representative's term of office as a director expires (or in the event that a Purchaser Representative vacates such office at any time for any reason whatsoever), (i) recommend that the Company's stockholders vote for the Purchaser Representative, and (ii) cause to be voted for the Purchaser Representative the shares of Common Stock for which the Company's management or Board of Directors holds proxies or are otherwise entitled to vote.

     (b) The Purchaser covenants and agrees to provide the Company with the names of two nominees from which the Company shall select the Purchaser Representative.

     (c) The Company and the Purchaser covenant and agree that the initial Purchaser Representative shall be Anthony J. Villiotti.


     4.6  BPC Board of Directors.
          ----------------------

     (a) The Company, BPC and the Purchaser covenant and agree that the Board of Directors of BPC shall consist of 7 members. The Company and the Purchaser hereby agree to vote for, and BPC agrees to recommend that BPC's stockholders vote for, and cause the shares of BPC Common Stock for which BPC's management or Board of Directors holds proxies or are otherwise entitled to vote to be voted for, the following candidates to the Board of Directors:

               (i) So long as the Purchaser is the owner of at least (i) 50% of the shares of the Company's Common Stock acquired pursuant to this Agreement, or (ii) 50% of the total number of shares of BPC Common Stock that may be acquired pursuant to the Warrant, one director designated by the Purchaser (the "BPC Purchaser Representative");

               (ii)  Four directors designated by the Company;

               (iii) One director who shall be an executive officer of BPC; and

               (iv) One independent outside director mutually selected upon by a majority of the other directors.

          (b) If any of the directors designated pursuant to Section 4.6(a) hereof is removed or vacates such position for any reason whatsoever, such vacancy shall be filled as soon as practicable with a new designee satisfying the requirements of Section 4.6(a).

          (c) The Company, BPC and the Purchaser covenant and agree that immediately following the Closing, an Executive Committee of the BPC Board of Directors shall be established, which shall be comprised of one director designated by the Company, the BPC Purchaser Representative and a director who is an executive officer of BPC. The purpose of the Executive Committee shall be to exercise Board authority between meetings of the Board of Directors, to handle routine matters and to operate in emergency situations.

          4.7  Strategic Relationships.  The Company covenants and agrees that
               -----------------------
for a period of 5 years following the Closing Date, if the Company seeks to enter into a strategic relationship with a third party with respect to the development of technology for the stationary terrestrial energy industry, the Company shall, in good faith, first pursue discussions with the Purchaser with respect to entering into such a relationship. The foregoing shall in no way obligate the Company to enter into an agreement with the Purchaser with respect to the development of such technology or to continue such discussion for a period of more than 30 business days. Once the Company or the Purchaser shall have discontinued such negotiations, the Company shall have no obligation to develop such technology with or sell such technology to the Purchaser, whether the terms of any transaction that the Company enters into with a third party are more or less favorable than the terms discussed with the Purchaser.

          4.8  Development Contracts.  The Company covenants and agrees that it
               ---------------------
shall offer to BPC to be retained as a contractor for any development contracts existing on the date hereof held by the Company which are related to terrestrial applications of flywheel technology, upon terms and conditions which are mutually agreed upon by the Company and BPC, acting in good faith. The Company further covenants and agrees that it shall not, at any time and from time to time, compete with BPC, directly or indirectly, for new development contracts which are related specifically to stationary terrestrial applications of flywheel technology.

          4.9  Strategic Product Development.  BPC covenants and agrees that for
               -----------------------------
the period of 6 months following the Closing, BPC shall cooperate and work with the Purchaser to develop a business plan for the development of new products of strategic importance to the Purchaser. The aforestated business plan shall be promptly reviewed and evaluated by BPC's Board of Directors upon its completion.

          4.10 U.S. Marine Corps Development Agreement.  The Company covenants
               ---------------------------------------
and agrees that from and after the Closing Date, any revenues that are received, and any expenses that have been or are incurred (other than expenses which have been offset by revenues received), by the Company pursuant to that certain Agreement between the Company and the U.S. Marine Corps shall be paid and delivered by the Company to BPC within 5 days after receipt thereof.

          4.11 Letter Agreement.  The Purchaser and BPC agree to enter into the
               ----------------
Letter Agreement attached hereto as Exhibit E.  The Purchaser acknowledges that
                                    ---------
the Company and BPC are entering into this Letter Agreement on the basis of the Purchaser's intent to actively market and distribute BPC's products.

          4.12 Remedies.  Each of the Company, BPC and the Purchaser acknowledge
               --------
and agree that the parties to this Agreement would be irreparably damaged in the event that any of the provisions of this Article IV were not performed in accordance with their specific terms or were otherwise breached. Accordingly, it is agreed that each party to this Agreement shall be entitled to an injunction to prevent breaches of this Article IV and to specifically enforce any section of this Article IV in any action instituted in any court of the United States or any state thereof having jurisdiction, in addition to any other remedy to which such party may be entitled at law or in equity.

          4.13 Survival of Covenants and Agreements of the Company.  Except as
               ---------------------------------------------------
otherwise set forth herein, the covenants and agreements of the Company set forth in Article IV are continuing covenants and agreements and shall survive the Closing Date.


V.   Conditions to the Purchaser's Obligations at Closing.
     ----------------------------------------------------

          The obligations of the Purchaser under Article I of this Agreement are subject to the fulfillment, or the waiver by the

Purchaser, of the following conditions on or before the Closing Date:

          5.1  Representations and Warranties; Conditions.  The representations
               ------------------------------------------
and warranties set forth in Article II hereof shall be true and correct in all material respects on and as of the date hereof and as of the Closing Date and the Company and BPC shall have complied in all material respects with all agreements and satisfied all material conditions on their part to be performed or satisfied prior to the Closing Date.

          5.2  No Adverse Change.  Since the date of the latest financial
               -----------------
statements included in the Disclosure Documents, there shall have been no material adverse change in the business, financial condition or results of operations of the Company and no material litigation or other proceeding shall have been commenced by any person, including, without limitation, any governmental agency, relating to any of the proposed transactions.

          5.3  Legal Opinion.  The Purchaser shall have received an opinion from
               -------------
Hale and Dorr LLP, counsel to the Company and BPC, dated the Closing Date, addressed to the Purchaser, and reasonably satisfactory in form and substance to the Purchaser's counsel, in substantially the form attached hereto as Exhibit G.
                                                                      ---------

          5.4  Registration Rights Agreement.  The Company, BPC and the
               -----------------------------
Purchaser shall have executed and delivered the Registration Rights Agreement in substantially the form attached hereto as Exhibit B, which Registration Rights
                                          ---------
Agreement shall be in form and substance acceptable to the Purchaser.

          5.5  Consulting Agreement.  BPC and the Purchaser shall have executed
               --------------------
and delivered the Consulting Agreement in substantially the form attached hereto as Exhibit C, which Consulting Agreement shall be in form and substance
   ---------
acceptable to the Purchaser.

          5.6  Services Agreement.  The Company and BPC shall have executed and
               ------------------
delivered the Services Agreement in substantially the form attached hereto as

Exhibit D, which Services Agreement shall be in form and substance acceptable to
---------
the Purchaser.

          5.7  Organizational Documents of BPC.  The Certificate of
               -------------------------------
Incorporation, bylaws and other organizational documents of BPC shall be complete and shall be in form and substance acceptable to the Purchaser.

          5.8  Letter Agreement.  BPC and the Purchaser shall have executed and
               ----------------
delivered the Letter Agreement in substantially the form attached as Exhibit E,
                                                                     ---------
which Letter Agreement shall be in form and substance acceptable to the Purchaser.

          5.9  Employment Agreements.  BPC shall have (either directly or by
               ---------------------
assignment to BPC by the Company) employment agreements with key management personnel, the identity of which personnel, and the contractual terms and conditions of which employment agreements, are acceptable to the Purchaser.

          5.10 License.  The Company and BPC shall have entered into the License
               -------
Agreement (the "License") in substantially the form attached hereto as Exhibit
                                                                       -------
F.

          5.11 Certificates and Documents.  The Company and BPC shall have
               --------------------------
delivered to counsel to the Purchaser:

          (a) A certificate executed by the President of the Company, dated the Closing Date, certifying that the conditions specified in Section 5.1 have been satisfied;

          (b) A certificate executed by the President of BPC, dated the Closing Date, certifying that the conditions specified in Section 5.1 have been satisfied;

          (c) Certificates, as of the most recent practicable dates as to the corporate good standing of the Company and BPC issued by the Secretary of State of the State of Delaware, and any other state in which each of the Company and BPC is required to be qualified to do business, confirming such good standing on or immediately prior to the Closing Date.

          5.12 Approval of Board of Directors.  The Board of Directors of the
               ------------------------------
Purchaser shall have approved this Agreement and the consummation of the transactions contemplated hereby, which approval may be granted or denied in the sole and absolute discretion of the Board of Directors of the Purchaser. In the event that the Board of Directors of the Purchaser shall not have approved this Agreement and the transactions contemplated hereby on or before May 31, 1997, this Agreement shall be automatically terminated as set forth in Section 1.4 hereof.


     VI.  Conditions to the Company's and BPC's Obligations at Closing.
          ------------------------------------------------------------

          The obligations of the Company and BPC under Article I of this Agreement are subject to the fulfillment, or the waiver by the Company or BPC, on or before the Closing Date, of each of the following:

          6.1  Agreements.  The Services Agreement, the Letter Agreement and the
               ----------
License in the forms attached hereto as Exhibits D, E and F shall have been
                                        -------------------
executed and delivered to the Company by the other parties thereto.

          6.2  No Litigation.  No material litigation or other proceeding shall
               -------------
have been commenced by any person, including without limitation, any governmental agency, relating to the proposed transaction.

          6.3  Representations and Warranties; Conditions.  The representations
               ------------------------------------------
and warranties of the Purchaser set forth in Article III hereof shall be true and correct in all material respects on and as of the date hereof and as of the Closing Date, and the Purchaser shall have performed and complied in all material respects with all agreements and material conditions on its part to be performed or complied with prior to the Closing.

          6.4  Deliveries.  The Purchaser shall have delivered to the Company
               ----------
the purchase price to be delivered by the Purchaser pursuant to Article I hereof.

          6.5  Certificates.  The Purchaser shall have delivered to counsel to
               ------------
the Company a certificate executed by a duly authorized officer of the Purchaser, dated the Closing Date, certifying that the conditions specified in
Section 6.3 have been satisfied.


    VII.  Miscellaneous.
          -------------

          7.1 Expenses.  Each party hereto shall bear its own costs and expenses
              --------
that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement and the transactions contemplated hereby; provided, however, that in the event of a Closing under this Agreement, BPC shall pay the legal and closing fees and expenses of the Purchaser in an amount not to exceed $50,000 (which payment may be made out of the proceeds of the sale of BPC Common Stock to the Company).

          7.2 Finder's Fees.
              -------------

          (a) The Company and BPC (i) represent and warrant that neither the Company nor BPC has retained any finder, agent or broker in connection with the transactions contemplated by this Agreement, and (ii) hereby agree to indemnify and hold harmless the Purchaser of and from any liability for any commission or compensation in the nature of a finder's fee to any broker or other person or firm (and the costs and expenses of defending against such liability or asserted liability) for which the Company or BPC or any of their respective employees or representatives is responsible.

          (b) The Purchaser (i) represents and warrants that it has retained no finder or broker in connection with the transactions contemplated by this Agreement, and (ii) hereby agrees to indemnify and to hold harmless the Company and BPC of and from any liability for any commission or compensation in the nature of a finder's fee to any broker or other person or firm (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of the Purchaser's employees or representatives is responsible.

          7.3 Notices.  All notices, requests, consents and other communications
              -------
hereunder shall be in writing and shall be personally delivered or delivered by overnight courier or mailed by first-class registered or certified mail, postage prepaid, return receipt requested,


              (a)  If to the Purchaser, to:

                   Anthony J. Villiotti
                   Vice President
                   Duquesne Enterprises
                   One Northshore Center
                   Suite 100
                   12 Federal Street
                   Pittsburgh, PA  15212

                   with a copy to:

                   Jane E. Hepner, Esq.
                   Klett Lieber Rooney & Schorling
                   A Professional Corporation
                   40th Floor, One Oxford Centre
                   Pittsburgh, PA  15219-6498



          (b) If to the Company, to:

                   David B. Eisenhaure
                   President
                   SatCon Technology Corporation
                   161 First Street
                   Cambridge, MA  02142-1221

                   with a copy to:

                   Jeffrey N. Carp, Esq.
                   Hale and Dorr LLP
                   60 State Street
                   Boston, MA  02109

Any party may change his or its address by notifying the other parties in accordance with the provisions set forth herein.

          7.4 Integration; Amendments and Waiver.  This Agreement, together with
              ----------------------------------
all Schedules and Exhibits hereto, embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company, BPC and the Purchaser. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

          7.5 Severability.  The invalidity or unenforceability of any provision
              ------------
of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement.

          7.6 Governing Law.  This Agreement shall be construed and enforced in
              -------------
accordance with the laws of the Commonwealth of Massachusetts.

          7.7 Successors and Assigns.  Except as otherwise provided herein, the
              ----------------------
terms and conditions of this Agreement shall be binding upon, and inure to the benefit of, the respective representatives, successors and assigns of the parties hereto. This Agreement may not be assigned by either party without the prior written consent of the other party hereto; provided, however, that this Agreement may be assigned by the Purchaser to an affiliate of the Purchaser without the prior written consent of the Company or BPC.

          7.8 Exhibits, Schedules, and Headings.  Each Exhibit and Schedule to
              ---------------------------------
this Agreement is made a part of this Agreement as though set forth in full herein. The headings in this Agreement are for convenience of reference only, and shall not limit or otherwise affect the meaning hereof.

          7.9 Counterparts.  This Agreement may be executed in two or more
              ------------
counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          7.10 Publicity.  The Company, BPC and the Purchaser shall each obtain
               ---------
the other's consent before issuing any press release or otherwise making any public announcement with respect to this Agreement and no party shall issue any press release or make such public announcement prior to obtaining the other parties' consent, unless such release or announcement is required pursuant to applicable state or federal laws.

    IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year written above.


                        SATCON TECHNOLOGY CORPORATION

                        By:    /s/ David B. Eisenhaure
                           -----------------------------------------

                        Title: President and Chief Executive Officer
                               --------------------------------------


                        BEACON POWER CORPORATION

                        By:    /s/ David B. Eisenhaure
                           -----------------------------------------

                        Title: President and Chief Executive Officer
                               --------------------------------------


                        DUQUESNE ENTERPRISES

                        By:    /s/ Anthony J. Villiotti
                           -----------------------------------------

                        Title: Vice President
                              --------------------------------------

                                   SCHEDULE I
                                   ----------

                              Disclosure Schedule
                              -------------------


1. Pursuant to a non-qualified stock option granted by the Company outside of its existing stock option plans, the Company issued the following shares of its Common Stock to five current or former members of its former law firm on the following dates, for an exercise price of $5.25.


Date                  Shares
----                  ------

September 24, 1994    13,405

March 31, 1995         1,005

October 18, 1996       2,010

February 27, 1997      8,375

February 27, 1997      2,005

    The shares of capital stock issued in the above transactions were offered and sold in reliance upon the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended or Regulation D promulgated thereunder, relative to sales by an issuer not involving any public offering.

2. On January 23, 1997, the Company acquired substantially all of the assets and assumed certain of the liabilities of K&D MagMotor Corp ("K&D") pursuant to the terms of an Asset Purchase Agreement, dated as of January 2, 1997, by and among the Company, K&D and K&D's principal stockholder. The aggregate consideration paid by the Company for the acquired assets of K&D was approximately $210,000 in cash and 30,000 shares of the Company's common stock, par value $.01 per share (the "Common Stock"). A wholly-owned subsidiary also assumed certain of K&D's liabilities incurred in the ordinary course of business.

3. On April 16, 1997, the Company acquired substantially all of the assets and assumed certain of the liabilities of Film Microelectronics, Inc. ("FMI") pursuant to the terms of an Amended and Restated Asset Purchase Agreement, dated as of April 3, 1997, among SatCon Film Microelectronics, Inc., a wholly-owned subsidiary of the Company, FMI and Albert R. Snider, FMI's principal stockholder (the "Stockholder"). The aggregate consideration paid by the Company for the acquired assets of FMI was (i) 420,000 shares of Common Stock, (ii) the assumption of trade payables aggregating approximately $710,000, and (iii) the assumption of indebtedness in an amount not to exceed $1 million. The Company also entered into a non-competition agreement with the Stockholder requiring aggregate payments of $500,000.

4. In connection with the Company's initial public offering in November 1992, the Company issued to the underwriter warrants to purchase up to (i) 150,000 shares of Common Stock at an exercise price of $8.25 per share and (ii) 150,000 shares of Common Stock at an exercise price of $11.55 per share. At September 30, 1996, none of these warrants had been exercised.

                                   Exhibit B
                                   ---------


                         REGISTRATION RIGHTS AGREEMENT
                         -----------------------------


                                  May 28, 1997


Duquesne Enterprises
One Northshore Center
Suite 100
12 Federal Street
Pittsburgh, PA  15212

Gentlemen:

          This will confirm that in consideration of your agreement to enter into that certain Securities Purchase Agreement dated as of May 28, 1997 (the "Purchase Agreement") between SatCon Technology Corporation, a Delaware corporation ("SatCon"), Beacon Power Corporation, a Delaware corporation ("BPC") and you, and as an inducement to you to consummate the transactions contemplated by the Purchase Agreement, the Company and BPC covenant and agree with you as follows:

          1.  Certain Definitions.  As used in this Registration Rights
              -------------------
Agreement ("Agreement"), the following terms shall have the following respective meanings:

          "Commission" shall mean the Securities and Exchange Commission or any
           ----------
other federal agency at the time administering the Securities Act.

          "Exchange Act" shall mean the Securities Exchange Act of 1934, as
           ------------
amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

          "Holder" shall mean Duquesne Enterprises, its successors and assigns.
           ------

          "Registrable Shares" shall mean: (i) with respect to BPC, the shares
           ------------------
of BPC Common Stock acquired by Duquesne Enterprises pursuant to the Purchase Agreement and owned by the Holder, and

(ii) with respect to SatCon, the shares of SatCon Common Stock owned by the Holder until such point in time as shares of SatCon Common Stock may be sold by the Holder pursuant to Rule 144 promulgated under the Securities Act.

           "Registrant" shall mean either SatCon or BPC, as the case may be.
            ----------

           "SatCon Common Stock" shall mean SatCon's common stock, $.01 par
            -------------------
value per share.

          "BPC Common Stock" shall mean shares of BPC's common stock which are
           ----------------
hereafter acquired by the Holder pursuant to the exercise of that certain Warrant dated May 28, 1997 (the "Warrant").

          "Securities Act" shall mean the Securities Act of 1933, as amended, or
           --------------
any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

      2.  SatCon Registration Rights.
          --------------------------

          (a) If SatCon shall receive at any time a written request from the Holder of SatCon Registrable Shares (or, if there shall be more than one Holder of SatCon Registrable Shares, a written request from the Holders of a majority of the SatCon Registrable Shares) that SatCon file a registration statement under the Securities Act covering the registration of at least 25% of the SatCon Registrable Shares then outstanding, then within 30 days of the receipt thereof, SatCon shall use its best efforts to file with the Commission a registration statement on Form S-3 under the Securities Act with respect to all SatCon Registrable Shares that the Holder requests to be registered and use its best efforts to have such registration statement declared effective by the Commission as soon as practicable thereafter; provided, however, that SatCon may postpone the filing or effectiveness of a registration statement for one or more periods of up to 90 days in the aggregate in the event that such filing or effectiveness would require SatCon to disclose any non-public information or file any financial statements that SatCon would not otherwise be required to file with the Commission.

          (b) SatCon shall not be required to effect more than one registration pursuant to Section 2(a).

     3.  BPC Registration Rights.
         -----------------------

          (a) Whenever BPC proposes to file a registration statement (other than by a registration on Form S-4 or Form S-8, but including BPC's initial public offering), at any time and from time to time, it will, prior to such filing, give written notice to the Holder of its intention to do so and, upon the written request of the Holder given within 15 business days after BPC provides such notice, BPC shall use its best efforts to cause the number of BPC Registrable Shares specified in the Holder's request to be included in the registration statement filed under the Securities Act; provided that BPC shall have the right to postpone or withdraw any registration effected pursuant to this Section 3 without obligation to the Holder.

          (b) In connection with any registration statement contemplated by
Section 3(a) which relates to an offering to or through an underwriter or syndicate of underwriters, BPC shall not be required to include any BPC Registrable Shares in such registration statement unless the Holder accepts the terms of the underwriting as agreed upon between BPC and the underwriters selected by it, and then only in such quantity as will not, in the opinion of the underwriters, jeopardize the success of the offering by BPC. If in the opinion of the managing underwriter the registration of all, or part of, the BPC Registrable Shares which the Holder has requested to be included would adversely affect such public offering, then BPC shall be required to include in the underwriting only that number of BPC Registrable Shares, if any, which the managing underwriter believes may be sold without causing such adverse effect. If the number of BPC Registrable Shares to be included in the underwriting in accordance with the foregoing is less than the total number of shares which the Holder has requested to be included, then the Holder and all other holders of shares of BPC common stock who are entitled to include shares of common stock in such registration shall participate in the underwriting pro rata based upon their total ownership of shares of BPC common stock.

          (c) The Holder of BPC Registrable Shares proposing to distribute its securities in an offering under this Section 3 involving an underwriting shall (together with BPC and other shareholders of securities distributing their shares through such underwriting) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for the underwriting.

          4.  Assignment of Registration Rights.  The rights granted in Sections
              ---------------------------------
2 and 3 of this Agreement may be assigned by the Holder to a transferee, provided that such transferee is an affiliate or partner of the Holder, and further provided that SatCon or BPC, as the case may be, is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the securities with respect to which such registration rights have been assigned.

          5.  Registration Procedures.  If and whenever a Registrant is required
              -----------------------
by the provisions of this Agreement to effect the registration of any of the Registrable Shares of SatCon under the Securities Act, the Registrant shall:

          (a) file with the Commission a registration statement with respect to such Registrable Shares and use its best efforts to cause that registration statement to become and remain effective;

          (b) as soon as reasonably practicable prepare and file with the Commission any amendments and supplements to the registration statement and the prospectus included in the registration statement as may be necessary to keep the registration statement effective until the earlier of (i) the period of time required by the Commission, or (ii) 180 days from the effective date;

          (c) as soon as reasonably practicable furnish to the selling Holder such reasonable numbers of copies of the prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as the selling Holder may reasonably request in order to facilitate the public sale or other disposition of the Registrable Shares owned by the selling Holder;

          (d) as soon as reasonably practicable use its best efforts to register or qualify the Registrable Shares covered by the registration statement under the securities or Blue Sky laws of such states as the selling Holder shall reasonably request, and do any and all other acts and things that may be necessary or desirable to enable the selling Holder to consummate the public sale or other disposition in such states of the Registrable Shares owned by the selling Holder; provided, however, that the Registrant shall not be required in connection with this Section 5(d) to qualify as a foreign corporation or execute a general consent to service of process in any jurisdiction; and

          (e) use its best efforts to list or have admitted for trading the Registrable Shares covered by such registration statement with any securities exchange or listing agency (including Nasdaq) on which the common stock of the Registrant is then listed.

          If the Registrant has delivered a preliminary or final prospectus to the selling Holder and after having done so the prospectus is amended to comply with the requirements of the Securities Act, the Registrant shall promptly notify the selling Holder and, if requested, the selling Holder shall immediately cease making offers of Registrable Shares and return all prospectuses to the Registrant. The Registrant shall promptly provide the selling Holder with revised prospectuses and, following receipt of the revised prospectuses, the selling Holder shall be free to resume making offers of the Registrable Shares.

          6.  Allocation of Expenses.  The Registrant will pay all Registration
              ----------------------
Expenses (as hereinafter defined) of all registrations under this Agreement.
For purposes of this Agreement, the term "Registration Expenses" shall mean all expenses incurred by the Registrant in complying with this Agreement, including without limitation, all registration and filing fees, exchange listing fees, printing expenses, the fees and disbursements of counsel for the Registrant, the fees and disbursements of the Registrant's accountants, state Blue Sky fees and expenses, and the expense of any special audits incident to or required by any such registration, but excluding underwriting discounts and selling commissions.

          7.  Indemnification.
              ---------------

          (a) In the event of any registration of any of the Registrable Shares under the Securities Act pursuant to this Agreement, the Registrant will indemnify and hold harmless the seller of such Registrable Shares, each of its directors, officers or partners and each other person, if any, who controls such seller within the meaning of the Securities Act or the Exchange Act against any losses, claims, damages or liabilities, joint or several, to which such seller or controlling person may become subject under the Securities Act, the Exchange Act, Blue Sky laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such Registrable Shares were registered under the Securities Act, any preliminary prospectus or final prospectus contained in the registration statement, or any amendment or supplement to such registration statement, or arise out of or are based upon the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and the Registrant will reimburse such seller and each such controlling person for any legal or any other expenses reasonably incurred by such seller or controlling person in accordance with this Section 7 in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Registrant will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any untrue statement or omission made in such registration statement, preliminary prospectus or prospectus, or any such amendment or supplement, in reliance upon and in conformity with information furnished to the Registrant, in writing, by or on behalf of such seller or controlling person specifically for use in the preparation thereof; and, provided, further that the Registrant shall not be liable for any loss, claim, damage, action or expenses that relates to an untrue statement or alleged untrue statement of a material fact or an omission or alleged omission of a material fact in any preliminary prospectus, prospectus, registration statement or amendment thereto to the extent that the Registrant corrected such misstatement or omission and provided the Holder with amended or supplemented prospectuses prior to the time that the Holder completed the sale giving rise to the loss, claim, damage, claim or action.

          (b) In the event of any registration of any of the Registrable Shares under the Securities Act pursuant to this Agreement, each seller of Registrable Shares, severally and not jointly, will indemnify and hold harmless the Registrant, each of its directors and officers and each person, if any, who controls the Registrant within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages or liabilities, joint or several, to which the Registrant, such directors and officers or controlling persons may become subject under the Securities Act, Exchange Act, Blue Sky laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any registration statement under which such Registrable Shares were registered under the Securities Act, any preliminary prospectus or final prospectus contained in the registration statement, or any amendment or supplement to the registration statement, or arise out of or are based upon any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, if the statement or omission was made in reliance upon and in conformity with information furnished in writing to the Registrant by or on behalf of such seller, specifically for use in connection with the preparation of such registration statement, prospectus, amendment or supplement; provided, however, that the obligations of the Holder hereunder shall be limited to an amount equal to the proceeds to the Holder of Registrable Shares sold as contemplated herein.

          (c) Each party entitled to indemnification under this Section 7 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom; provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld); and, provided, further, that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 7. The Indemnified Party may participate in such defense at such party's expense; provided, however, that the Indemnifying Party shall pay such expense if representation of such Indemnified Party by the counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between the Indemnified Party and any other party represented by such counsel in such proceeding. No Indemnifying Party, in the defense of any such claim or litigation shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect of such claim or litigation, and no Indemnified Party shall consent to entry of any judgment or settle such claim or litigation without the prior written consent of the Indemnifying Party.

          8.  Indemnification with Respect to Underwritten Offering.  In the
              -----------------------------------------------------
event that Registrable Shares are sold pursuant to a registration statement in an underwritten offering, the Registrant and the Holder agree to enter into an underwriting agreement containing customary representations and warranties with respect to the business and operations of an issuer of the securities being registered and customary covenants and agreements to be performed by such issuer and a selling stockholder, including without limitation customary provisions with respect to indemnification by the Registrant and the Holder of the underwriters of such offering and their controlling persons.

          9.  Information by Holder.  The Holder of Registrable Shares included
              ---------------------
in any registration shall furnish to the Registrant such information regarding the Holder and the distribution proposed by the Holder as the Registrant may request in writing and as shall be required in connection with any registration, qualification or compliance referred to in this Agreement.

          10.  "Stand-Off" Agreement.  The Holder, if requested by the
               ---------------------
Registrant and an underwriter of securities of the Registrant, shall agree not to sell or otherwise transfer or dispose of any Registrable Shares or other securities of the Registrant held by the Holder for a specified period of time (not to exceed 180 days) following the effective date of a registration statement. Such agreement shall be in writing in a form reasonably satisfactory to the Registrant, such underwriter and the Holder. The Registrant may impose stop transfer instructions with respect to the Registrable Shares or other securities subject to the foregoing restriction until the end of the stand-off period.

          11.  Changes in Stock.  If, and as often as, there is any change in
               ----------------
the SatCon Common Stock or the BPC Common Stock by way of a stock split, stock dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof so that the rights and privileges granted hereby shall continue with respect to the SatCon Common Stock or the BPC Common Stock as so changed.

          12.   Rule 144 Reporting.  With a view to making available the
                ------------------
benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Registrable Shares to the public without registration, SatCon shall at all times, and BPC shall at all times after 90 days after any registration statement covering a public offering of securities of BPC under the Securities Act shall have become effective:

          (a) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

          (b) use its best efforts to file with the Commission in a timely manner all reports and other documents required of the Registrant under the Securities Act and the Exchange Act; and

          (c) furnish to the Holder forthwith upon request a written statement by the Registrant as to its compliance with the reporting requirements of Rule 144 and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Registrant and such other reports and documents so filed by the Registrant as the Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing the Holder to sell any Registrable Shares without registration.

          13.  Representations and Warranties of SatCon and BPC.  Each of SatCon
               ------------------------------------------------
and BPC represents and warrants to the Holder as follows:

          (a) The execution, delivery and performance of this Agreement by each of SatCon and BPC has been duly authorized by all requisite corporate action and will not violate any provision of law applicable to SatCon or BPC, any order applicable to SatCon or BPC of any court or other agency of government, the Certificate of Incorporation or bylaws of such company or violate, conflict with or result in a breach of any provision of any indenture, agreement or other instrument to which it or any or its properties or assets is bound, if such violation, conflict or breach impairs the ability of SatCon or BPC to perform its obligations and this Agreement.

          (b) This Agreement has been duly executed and delivered by each of SatCon and BPC and constitutes the legal, valid and binding obligation of SatCon and BPC, enforceable in accordance with its terms, subject to applicable bankruptcy, moratorium and other laws generally affecting the rights and remedies of creditors.

14.  Miscellaneous.
     -------------

          (a) All covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto (including, without limitation, transferees of any Registrable Shares), whether so expressed or not.

          (b) All notices, requests, consents and other communications hereunder shall be in writing and shall be mailed by certified or registered mail, return receipt requested, postage prepaid, or telexed, in the case of non-U.S. residents, addressed as follows to each party at the address of such party set forth in the Purchase Agreement, with appropriate copies as noted therein.

          (c) This Agreement shall be governed by and construed in accordance with the laws of the State of Massachusetts.

          (d) This Agreement may not be amended or modified, and no provision hereof may be waived, without the written consent of SatCon, BPC and the Holder.

          (e) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          (f) If any provision of this Agreement shall be held to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render illegal, invalid or unenforceable any other provision of this Agreement, and this Agreement shall be carried out as if any such illegal, invalid or unenforceable provision were not contained herein.

          Please indicate your acceptance of the foregoing by signing and returning the enclosed counterpart of this Agreement, whereupon this Registration Rights Agreement shall be a binding agreement between the Company and you.


                                 Very truly yours,

                                 SatCon Technology Corporation

                                 By:     /s/ David B. Eisenhaure
                                     ---------------------------------------

                                 Title: President and Chief Executive Officer
                                       ---------------------------------------



                                 Beacon Power Corporation

                                 By:     /s/ David B. Eisenhaure
                                    ---------------------------------------

                                 Title: President and Chief Executive Officer
                                       ---------------------------------------



Accepted and agreed to,
with the intent to be legally bound,
this  28th  day of May, 1997.
     ------


Duquesne Enterprises

By:     /s/ Anthony J. Villiotti
   -------------------------------

Title:  Vice President
      ----------------------------

                                   Exhibit C
                                   ---------


          THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUED UPON ITS
                  EXERCISE ARE SUBJECT TO THE RESTRICTIONS ON
                TRANSFER SET FORTH IN SECTION 4 OF THIS WARRANT
    -----------------------------------------------------------------------


Warrant No.  1                                        Number of Shares: 500,000
                                                         (subject to adjustment)
Date of Issuance:  May 28, 1997


                            BEACON POWER CORPORATION
                            ------------------------

                         Common Stock Purchase Warrant
                         -----------------------------


     Beacon Power Corporation, a Delaware corporation (the "Company"), for value received, hereby certifies that Duquesne Enterprises, or its registered assigns (the "Registered Holder"), is entitled, subject to the terms set forth below, to purchase from the Company, at any time or from time to time on or after the date of issuance and on or before the earlier of (i) May 28, 1999 and (ii) 30 days prior to the filing of a registration statement under the Securities Act of 1933 with respect to the Company's Common Stock, par value $0.01 per share (the "Common Stock"), (the "Termination Date") at not later than 5:00 p.m. (Boston, Massachusetts time), 500,000 shares of Common Stock at a purchase price of $6.00 per share. The shares purchasable upon exercise of this Warrant, and the purchase price per share, each as adjusted from time to time pursuant to the provisions of this Warrant, are hereinafter referred to as the "Warrant Shares" and the "Purchase Price," respectively.

     1.   Exercise.
          --------

          (a) This Warrant may be exercised by the Registered Holder, in whole or in increments of 100,000 shares, by surrendering this Warrant, with the purchase form appended hereto as Exhibit I duly executed by such Registered
                                 ---------
Holder or by such Registered Holder's duly authorized attorney, at the principal office of the Company, or at such other office or agency as the Company may designate, accompanied by payment in full, in lawful money of the United States, of the Purchase Price payable in respect of the number of Warrant Shares purchased upon such exercise.

          (b) Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the day on which this Warrant shall have been surrendered to the Company as provided in subsection 1(a) above. At such time, the person or persons in whose name or names any certificates for Warrant Shares shall be issuable upon such exercise as provided in subsection 1(c) below shall be deemed to have become the holder or holders of record of the Warrant Shares represented by such certificates.

          (c) As soon as practicable after the exercise of this Warrant in full or in part, and in any event within 10 days thereafter, the Company, at its expense, will cause to be issued in the name of, and delivered to, the Registered Holder, or as such Holder (upon payment by such Holder of any applicable transfer taxes) may direct:

          (i) a certificate or certificates for the number of full Warrant Shares to which such Registered Holder shall be entitled upon such exercise plus, in lieu of any fractional share to which such Registered Holder would otherwise be entitled, cash in an amount determined pursuant to Section 3 hereof; and

          (ii) in case such exercise is in part only, a new warrant or warrants (dated the date hereof) of like tenor, calling in the aggregate on the face or faces thereof for the number of Warrant Shares equal (without giving effect to any adjustment therein) to the number of such shares called for on the face of this Warrant minus the number of such shares purchased by the Registered Holder upon such exercise.

       2. Adjustments.
          -----------

          (a) General.  The Purchase Price shall be subject to adjustment from
              -------
time to time pursuant to the terms of this Section 2.

          (b) Recapitalizations.  If outstanding shares of the Company's Common
              -----------------
Stock shall be subdivided into a greater number of shares or a dividend in Common Stock shall be paid in respect of Common Stock, the Purchase Price in effect immediately prior to such subdivision or at the record date of such dividend shall simultaneously with the effectiveness of such subdivision or immediately after the record date of such dividend be proportionately reduced. If outstanding shares of Common Stock shall be combined into a smaller number of shares, the Purchase Price in effect immediately prior to such combination shall, simultaneously with the effectiveness of such combination, be proportionately increased.

          (c) Mergers, etc.  If there shall occur any capital reorganization or
              ------------
reclassification of the Company's Common Stock (other than a change in par value or a subdivision or combination as provided for in subsection 2(b) above), or any consolidation or merger of the Company with or into another corporation, or a transfer of all or substantially all of the assets of the Company, then, as part of any such reorganization, reclassification, consolidation, merger or sale, as the case may be, lawful provision shall be made so that the Registered Holder of this Warrant shall have the right thereafter to receive upon the exercise hereof the kind and amount of shares of stock or other securities or property which such Registered Holder would have been entitled to receive if, immediately prior to any such reorganization, reclassification, consolidation, merger or sale, as the case may be, such Registered Holder had held the number of shares of Common Stock which were then purchasable upon the exercise of this Warrant. In any such case, appropriate adjustment (as reasonably determined in good faith by the Board of Directors of the Company) shall be made in the application of the provisions set forth herein with respect to the rights and interests thereafter of the Registered Holder of this Warrant, such that the provisions set forth in this Section 2 (including provisions with respect to adjustment of the Purchase Price) shall thereafter be applicable, as nearly as is reasonably practicable, in relation to any shares of stock or other securities or property thereafter deliverable upon the exercise of this Warrant.

          (d) Adjustment in Number of Warrant Shares.  When any adjustment is
              --------------------------------------
required to be made in the Purchase Price, the number of Warrant Shares purchasable upon the exercise of this Warrant shall be changed to the number determined by dividing (i) an amount equal to the number of shares issuable upon the exercise of this Warrant immediately prior to such adjustment, multiplied by the Purchase Price in effect immediately prior to such adjustment, by (ii) the Purchase Price in effect immediately after such adjustment.

          (e) Certificate of Adjustment.  When any adjustment is required to be
              -------------------------
made pursuant to this Section 2, the Company shall promptly mail to the Registered Holder a certificate setting forth the Purchase Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment. Such certificate shall also set forth the kind and amount of stock or other securities or property into which this Warrant shall be exercisable following such adjustment.

     3.  Fractional Shares.  The Company shall not be required upon the exercise
         -----------------
of this Warrant to issue any fractional shares, but shall make an adjustment therefor in cash on the basis of the Fair Market Value per share of Common Stock, as determined pursuant to subsection 1(b) above.

     4.  Requirements for Transfer.
         -------------------------

          (a) This Warrant and the Warrant Shares shall not be sold or transferred without the approval of the Company, which consent may be withheld solely at the discretion of the Company for any reason or no reason (except that such consent shall not be unreasonably withheld in the event of a transfer to an affiliate of the Holder), and in no event shall be sold or transferred unless either (i) they first shall have been registered under the Securities Act of 1933, as amended (the "Act"), or (ii) the Company first shall have been furnished with an opinion of legal counsel, reasonably satisfactory to the Company, to the effect that such sale or transfer is exempt from the registration requirements of the Act.

          (b) Each certificate representing Warrant Shares shall bear a legend substantially in the following form:

               "The securities represented by this certificate have not been registered under the Securities Act of

               1933, as amended, and may not be offered, sold or otherwise transferred, pledged or hypothecated without the consent of the Company and unless and until such securities are registered under such Act or an opinion of counsel satisfactory to the Company is obtained to the effect that such registration is not required."

     5.   No Impairment.  The Company will not, by amendment of its charter or
          -------------
through reorganization, consolidation, merger, dissolution, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holder of this Warrant against impairment.

     6.   Liquidating Dividends.  If the Company pays a dividend or makes a
          ---------------------
distribution on the Common Stock payable otherwise than in cash out of earnings or earned surplus (determined in accordance with generally accepted accounting principles) except for a stock dividend payable in shares of Common Stock (a "Liquidating Dividend"), then the Company will pay or distribute to the Registered Holder of this Warrant, upon the exercise hereof, in addition to the Warrant Shares purchased upon such exercise, the Liquidating Dividend which would have been paid to such Registered Holder if he had been the owner of record of such Warrant Shares immediately prior to the date on which a record is taken for such Liquidating Dividend or, if no record is taken, the date as of which the record holders of Common Stock entitled to such dividends or distribution are to be determined.

     7.   Notices of Record Date, etc.  In case:
          ---------------------------

          (a) the Company shall take a record of the holders of its Common Stock (or other stock or securities at the time deliverable upon the exercise of this Warrant) for the purpose of entitling or enabling them to receive any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right; or

          (b) of any capital reorganization of the Company, any reclassification of the capital stock of the Company, any consolidation or merger of the Company with or into another corporation (other than a consolidation or merger in which the Company is the surviving entity), or any transfer of all or substantially all of the assets of the Company; or

          (c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Company,

then, and in each such case, the Company will mail or cause to be mailed to the Registered Holder of this Warrant a notice specifying, as the case may be, (i) the date on which a record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other stock or securities at the time deliverable upon the exercise of this Warrant) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up. Such notice shall be mailed at least ten (10) days prior to the record date or effective date for the event specified in such notice.

     8.   Reservation of Stock.  The Company will at all times reserve and keep
          --------------------
available, solely for issuance and delivery upon the exercise of this Warrant, such number of Warrant Shares and other stock, securities and property, as from time to time shall be issuable upon the exercise of this Warrant.

     9.   Exchange of Warrants.  Upon the surrender by the Registered Holder of
          --------------------
any Warrant or Warrants, properly endorsed, to the Company at the principal office of the Company, the Company will, subject to the provisions of Section 4 hereof, issue and deliver to or upon the order of such Holder, at the Company's expense, a new Warrant or Warrants of like tenor, in the name of such Registered Holder or as such Registered Holder (upon payment by such Registered Holder of any applicable transfer taxes) may direct, calling in the aggregate on the face or faces thereof for the number of shares of Common Stock called for on the face or faces of the Warrant or Warrants so surrendered.

     10.  Replacement of Warrants.  Upon receipt of evidence reasonably
          -----------------------
satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and (in the case of loss, theft or destruction) upon delivery of an indemnity agreement (with surety if reasonably required) in an amount reasonably satisfactory to the Company, or (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will issue, in lieu thereof, a new Warrant of like tenor.

     11.  Transfers, etc.
          --------------

          (a) The Company will maintain a register containing the names and addresses of the Registered Holders of this Warrant. Any Registered Holder may change its or his address as shown on the warrant register by written notice to the Company requesting such change.

          (b) Subject to the provisions of Section 4 hereof, this Warrant and all rights hereunder are transferable, in whole or in part, upon surrender of this Warrant with a properly executed assignment (in the form of Exhibit II
                                                                 ----------
hereto) at the principal office of the Company.

          (c) Until any transfer of this Warrant is made in the warrant register, the Company may treat the Registered Holder of this Warrant as the absolute owner hereof for all purposes; provided, however, that if and when this
                                        --------  -------
Warrant is properly assigned in blank, the Company may (but shall not be obligated to) treat the bearer hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary.

     12.  Additional Rights to Purchase Common Stock.  In addition to the rights
          -------------------------------------------
of the Holder to purchase 500,000 shares (subject to adjustment) of Common Stock, Duquesne Enterprises shall be entitled to participate on the same terms and conditions, including price, as the other participants, in any private offering of equity securities of the Company to the extent, but only to the extent, necessary to permit Duquesne Enterprises (together with the Holder of this Warrant if, this Warrant is not then held by Duquesne Enterprises) to own (assuming that this warrant is exercised in full) 20% of the voting securities of the Company outstanding after such offering; provided, however, that Duquesne Enterprises shall not be entitled to purchase more than 50% of the equity securities issued in any such offering. Duquesne Enterprises' right to participate in such private offerings shall terminate (i) on the Termination Date, if this Warrant has not been exercised in full or (ii) if this Warrant has been exercised in full, upon the closing of the initial public offering of the Company's Common Stock.

     13.  Mailing of Notices, etc.  All notices and other communications from
          -----------------------
the Company to the Registered Holder of this Warrant shall be mailed by first-class certified or registered mail, postage prepaid, to the address furnished to the Company in writing by the last Registered Holder of this Warrant who shall have furnished an address to the Company in writing. All notices and other communications from the Registered Holder of this Warrant or in connection herewith to the Company shall be mailed by first-class certified or registered mail, postage prepaid, to the Company at its principal office set forth below. If the Company should at any time change the location of its principal office to a place other than as set forth below, it shall give prompt written notice to the Registered Holder of this Warrant and thereafter all references in this Warrant to the location of its principal office at the particular time shall be as so specified in such notice.

     14.  No Rights as Stockholder.  Until the exercise of this Warrant, the
          ------------------------
Registered Holder of this Warrant shall not have or exercise any rights by virtue hereof as a stockholder of the Company.

     15.  Change or Waiver.  Any term of this Warrant may be changed or waived
          ----------------
only by an instrument in writing signed by the party against which enforcement of the change or waiver is sought.

     16.  Headings.  The headings in this Warrant are for purposes of reference
          --------
only and shall not limit or otherwise affect the meaning of any provision of this Warrant.

     17.  Governing Law.  This Warrant will be governed by and construed in
          -------------
accordance with the laws of the Commonwealth of Massachusetts.


                              BEACON POWER CORPORATION



                              By:      /s/ David B. Eisenhaure
                                 ---------------------------------------------

                              Title:   President and Chief Executive Officer
                                    ------------------------------------------

ATTEST:


       /s/ Michael C. Turmelle
--------------------------------------

                                                                       EXHIBIT I
                                                                       ---------


                                 PURCHASE FORM
                                 -------------


To:  Beacon Power Corporation
161 First Street
Cambridge, MA 02142-1221                        Dated:____________


     The undersigned, pursuant to the provisions set forth in the attached Warrant (No. ___), hereby irrevocably elects to purchase _____ shares of the Common Stock covered by such Warrant. The undersigned herewith makes payment of $____________, representing the full purchase price for such shares at the price per share provided for in such Warrant.



                                        Signature:_____________________

                                        Address:_______________________

                                                _______________________

                                                                      EXHIBIT II
                                                                      ----------


                                ASSIGNMENT FORM
                                ---------------


     FOR VALUE RECEIVED, ________________________________________ hereby sells, assigns and transfers all of the rights of the undersigned under the attached Warrant (No. ____) with respect to the number of shares of Common Stock covered thereby set forth below, unto:

Name of Assignee               Address                            No. of Shares
----------------               -------                            -------------



Dated:_____________________    Signature:_______________________________

Dated:_____________________    Witness:_________________________________



phelan/104130.219/warrant1.wpf